Exhibit 99.1

VOTING RESULTS OF STONECO LTD. 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

GEORGE TOWN, Grand Cayman, April 23, 2024 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone”) announces that the following resolutions set out in its Notice of Annual General Meeting dated March 21, 2024 were duly passed at its annual general meeting held on April 23, 2024:

●	The approval and ratification of Stone’s financial statements for the fiscal year ended December 31, 2023.

●	The reelection of Luciana Ibiapina Lira Aguiar to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Second Amended and Restated Memorandum and Articles of Association (the “Articles”).

●	The reelection of Diego Fresco Gutiérrez to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Mauricio Luis Luchetti to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Thiago dos Santos Piau to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Silvio José Morais to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The election of Gilberto Caldart to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The election of José Alexandre Scheinkman to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

About Stone

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

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Investor Relations

investors@stone.co